
SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 8 2002
WASH. D.C.
354

SEC[illegible] COMMISSION
[illegible]49

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37575

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Investment Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4340 East West Highway, Suite 206
(No. and Street)

Bethesda (City) MD (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry L. Haase 301-718-7991
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mehler & Gruen, PC
(Name — *if individual, state last, first, middle name*)

1140 Connecticut Ave., NW #803, Washington, DC 20036
(Address) (City) (State) Zip Code)

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, Barry L. Haase, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Investments Group, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public



LAURENCE D. PARKER
COMMISSION CC973507
EXPIRES OCT 08 2004
BONDED THROUGH
ADVANTAGE NOTARY
NOTARY PUBLIC STATE OF FLORIDA

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIVERSIFIED INVESTMENTS GROUP, INC.

FINANCIAL REPORT

FOR THE YEAR ENDED

DECEMBER 31, 2001

DIVERSIFIED INVESTMENTS GROUP, INC.
FINANCIAL REPORT
YEAR ENDED DECEMBER 31, 2001

CONTENTS | PAGE

MEHLER & GRUEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 803
1140 CONNECTICUT AVENUE, N.W.
WASHINGTON, D.C. 20036
(202) 293-9330
Fax: (202) 452-1973
Email: mgcpafirm@aol.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Diversified Investments Group, Inc.
Bethesda, MD

We have audited the accompanying statements of financial condition of Diversified Investments Group, Inc. (the Company) as of December 31, 2001 and related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Investments Group, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8-10 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mehler & Gruen, P.C.

Mehler & Gruen, P.C.

January 28, 2002

DIVERSIFIED INVESTMENTS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current Assets	
Cash	$ 13,408
Total Current Assets	13,408
TOTAL ASSETS	$ 13,408

LIABILITIES AND EQUITY

Current Liabilities	
Due to related entities (Note 3)	$ 4,418
Total Liabilities	4,418
Stockholder's Equity	
Common stock, $0.01 par value, 100,000 shares authorized, 501 shares issued and outstanding	5
Paid-in capital	10,465
Retained earnings (deficit)	(1,480)
Total Stockholder's Equity (Note 6)	8,990
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,408

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED INVESTMENTS GROUP, INC.
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue	
Due diligence (Note 3)	$ 7,000
Interest income	212
Total Revenue	7,212
Expenses	
Accounting (Note 3)	4,418
Filing fees	4,264
Consulting fees	955
Insurance	362
Miscellaneous	94
Total Expenses	10,093
NET LOSS	$ (2,881)

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED INVESTMENTS GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Beginning Balance, January 1, 2001	$5	$10,465	$1,401	$11,871
Net Loss For the Year Ended December 31, 2001			(2,881)	(2,881)
Ending Balance, December 31, 2001	$5	$10,465	$(1,480)	$8,990

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED INVESTMENTS GROUP, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2001

Cash flows from operating activities	
Net (Loss)	$ (2,881)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Increase due to related entities	4,418
Total adjustments	4,418
Net cash provided by operating activities	1,537
Net increase in cash	1,537
Cash, beginning of year	11,871
Cash, end of year	$ 13,408

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED INVESTMENTS GROUP, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

1. NATURE OF BUSINESS

Diversified Investment Group, Inc. (the Company) was incorporated in the District of Columbia on March 3, 1987. The Company primarily arranges the private placement of limited partnership interests to other broker dealers in exchange for commissions and due diligence fees. It does not maintain customer accounts or handle securities. The Company has registered as a broker-dealer with the Securities and Exchange Commission and has been accepted as a member of the National Association of Securities Dealers, Inc. As of December 31, 2001, the Company has registered to do business in the following states/jurisdictions: California, Illinois, Michigan, Massachusetts, Maryland, New Jersey, New York, Oregon, Pennsylvania, South Carolina, Virginia and the District of Columbia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company maintains a management service agreement with Diversified Investment Services, LLC (DIS) of which Mr. Barry Haase is a 50% member. The agreement provides for payment of all expenses of Diversified Investments Group, Inc., with exception of income taxes, if any, by DIS. In consideration for the payment by DIS of the Company's share of certain expenses, the Company has agreed to pay a management fee equal to 95% of its income. The Company is under no obligation to pay such fee if such payment would reduce net capital below the amount required by the SEC or any applicable state Securities Commission. This agreement had an initial term through December 31, 2000 and will continue year to year unless terminated by either party. During 2001, DIS paid accounting fees of $4,418 on behalf of the Company.

During 2001, the Company received due diligence fees of $7,000 from Resort Communities, LLC, hereafter ''Resorts''. Mr. Barry Haase is a 68% owner of the managing member of Resorts. The managing member owns a 1% interest in Resorts.

4. INCOME TAXES

The Company with the consent by its shareholder has elected to be treated as an "S" Corporation under Subchapter S of the Internal Revenue Code and its shareholder includes his respective share of taxable income or loss of the Company in his individual tax return. As a result, income taxes are not imposed on the Company.

5. CONCENTRATION OF CREDIT RISK

The Company primarily arranges the private placement of limited partnership interest and limited liability company units in exchange for commissions and due diligence fee. Receivables arising from private placements are not collateralized.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined, the greater of $5,000 or 6-2/3% of aggregate indebtedness. This requirement has been met as of December 31, 2001. As of December 31, 2001, the Company had net capital (as defined) of $8,990.

SUPPLEMENTARY INFORMATION

DIVERSIFIED INVESTMENTS GROUP, INC.
COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

SCHEDULE I

Total stockholder's equity	$ 8,990
Deduct stockholder's equity not allowed for net capital	0
Total stockholder's equity qualified for net capital	8,990
Liabilities subordinated to claims of general creditors	0
Adjusted net worth	8,990
Less non-liquid assets	0
Tentative Net Capital	8,990
Less reserves	0
Regulatory Net Capital	8,990
Minimum Net Capital Required	5,000
Excess Net Capital	$ 3,990
Aggregate indebtedness	$ 4,418
Ratio: Aggregate indebtedness to net capital	49.1%

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17 A-5 as of December 31, 2001)

Net Capital, as reported in Company's Part II (unaudited) FOCUS REPORT	$13,408
Increase in other current liabilities	(4,418)
Net Capital per above	$ 8,990

DIVERSIFIED INVESTMENTS GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2001.

No material difference exists in the computation of the reserve requirement above and as reported in the Company's (unaudited) FOCUS report.

DIVERSIFIED INVESTMENTS GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

SCHEDULE III

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2001.

No material difference exists in the information relating to possession or control requirements above and as reported in the Company's (unaudited) FOCUS report.

MEHLER & GRUEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 803
1140 CONNECTICUT AVENUE, N.W.
WASHINGTON, D.C. 20036
(202) 293-9330
FAX: (202) 452-1973

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Diversified Investments Group, Inc.
Bethesda, MD

In planning and performing our audit of the financial statements and supplementary information of Diversified Investments Group, Inc., (the Company) for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirement for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Mehler & Gruen, P.C.

Mehler & Gruen, P.C.

January 28, 2002